GIRGENTI, HUGHES, BUTLER & MCDOWELL, INC.
                           100 Avenue of the Americas
                            New York, New York 10013

                                November 14, 1996

                            PERSONAL AND CONFIDENTIAL

The Milton Group
1 Thames Street
Windsor, Berkshire SL4 1PL, England

           Proposed Reorganization and Public Offering - Letter of Intent

Dear Sirs:

         This letter of intent states the proposal by Girgenti, Hughes, Butler & McDowell, Inc., a Delaware corporation ("GHBM"), regarding your potential participation in a proposed (i) reorganization ("Reorganization") whereby the shareholders ("Shareholders") of GHBM and The Milton Group ("Milton"), would exchange their stock in those companies for stock in a U.S. holding company to be organized as a Delaware corporation and named "HealthWorld Corporation" or another similar name ("HealthWorld"), and (ii) HealthWorld would simultaneously effect an initial public offering ("Offering") of stock in the United States. (GHBM and Milton are each referred to a "Company" and collectively as the "Companies.")

         GHBM would be willing to participate in a Reorganization and Offering with you, if you agree to the following terms and conditions:

1. Offering and Reorganization. Upon your acceptance of this letter of intent, the parties shall proceed diligently to prepare and execute definitive agreements and related documents effecting the Reorganization ("Definitive Reorganization Agreements") and the Offering. The Definitive Reorganization Agreements shall provide as follows:

         1.1  The Offering.

                  1.1.1 Based on presently available information, GHBM anticipates that HealthWorld could raise approximately $20,000,000 in gross offering proceeds by selling approximately 25% to 30% of its stock to public investors.



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                  1.1.2 The cash proceeds of the Offering would be used, among other things, for working capital and to finance the acquisition by HealthWorld for stock and/or cash of one or more of the licensees of HealthWorld B.V. or of other complementary companies in the United States or Europe.

                  1.1.3 Upon the execution and delivery of this Letter of Intent, the parties hereto will negotiate in good faith towards the execution of definitive underwriting agreements with a reputable underwriter to effect the Offering on a firm commitment basis. Upon execution of the underwriting agreements, the parties hereto will negotiate in good faith towards the execution of Definitive Reorganization Agreements. and the parties, together with the underwriter, shall commence the registration process.

                  1.1.4 HealthWorld will file a Registration Statement (including a prospectus and any amendments or supplements, a "Registration Statement") prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission ("SEC") as soon as practicable after the preparation of audited financial statements for the 12-month period ending December 31, 1996 with regard to each Company and any necessary prior periods, and on a pro-forma combined basis with regard to all Companies ("Financial Statements"). The Financial Statements will be reconciled to United States generally accepted accounting principles. GHBM anticipates that the 1996 Financial Statements will be available in mid-February, 1997. GHBM anticipates that the Registration Statement would be declared "effective" by the SEC on a date ("Effective Date") on or prior to March 31, 1997.

         1.2  Corporate Structure.

                  1.2.1 The Shareholders of the Companies would retain an aggregate of approximately 70% to 75% of the stock in HealthWorld upon completion of the Offering (taking into account the exercise of any over-allotment option).

                  1.2.2 Based on the Shareholders' valuation of GHBM and Milton as of the date hereof, the 75% of the HealthWorld stock to be retained by the Shareholders would be allocated as follows:

                           GHBM Shareholders     69%
                           Milton Shareholders   31%

                  1.2.3 The amount of HealthWorld stock actually issued to the Shareholders would be subject to adjustment based upon actual 1996 performances. As long as each company meets the projection set forth in Sections 1.4.1 below there shall be no adjustments to that company's Shareholders.

                  1.2.4 HealthWorld would own the stock of GHBM and Milton as separate subsidiaries.


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                  1.2.5 All subsidiaries and affiliates of each Company will be merged or consolidated into that Company prior to the Effective Date, unless tax or other considerations dictate a different structure with regard to any particular subsidiary or affiliate.

                  1.2.6 Each Company and its Shareholders, subsidiaries and affiliates shall also effect any internal reorganization or other transactions necessary to achieve the pro forma net-pre-tax-profits required by Section 1.4.1, and to address any other concerns regarding their corporate structure and financial condition (including without limitation insolvency).

         1.3  Corporate Governance.

                  1.3.1 The Board of Directors of HealthWorld would consist of seven directors, including three director(s) designated by GHBM (initially including Steven Girgenti), one director designated by Milton (initially Les Milton), and three "outside" director(s) to be determined by the four "inside" directors, one of which shall be from Europe.

                  1.3.2 The Board of Directors may establish an Executive Committee and a Compensation Committee, each of which will include Steven Girgenti and Les Milton, among others.

                  1.3.3 The Board of Directors of each Company would include at least one director designated by each other Company.

                  1.3.4 The officers of HealthWorld would include the following:

         Steven Girgenti            Chairman of the Board of Directors and CEO
         Les Milton                 Vice Chairman, President and C.O.O.

                  1.3.5 The officers of each Company would remain unchanged, except that Les Milton shall be Chairman of Healthworld, B.V.

                  1.3.6 It is anticipated subject to existing business relationships, that Les Milton will be responsible for administering Healthworld operations worldwide except for North and South America.

         1.4      Executive Compensation.

                  1.4.1 Steven Girgenti, Les Milton, and the other principal shareholders and key employees of each Company to be determined, would execute Executive Employment Agreements with HealthWorld or its subsidiaries. The compensation arrangements provided therein shall be subject to (i) the approval of the managing underwriter of the Offering, and (ii) the need to reflect pro forma net-pre-tax-profits for GHBM for the 12-month period


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ending December 31, 1996, and Milton for the 12 month period ending November 30,
1996 as follows:

                    GHBM     2,240,000   (- 10%)
                                      1
                    Milton   1,150,000   (- 10%)

                  1.4.2 The respective Employment Agreements shall provide as follows:

                           1.4.2.1  for an annual base salary denominated in
local currency. Such base salary shall equal the amount set forth below with regard to the following Shareholders:

                           Steven Girgenti           350,000
                           Les Milton                350,000
                           William Butler            275,000
                           Herb Ehrenthal            275,000
                           Frank Hughes              225,000

                           1.4.2.2  for participation in a bonus pool to be
determined based on the annual financial performance of each Shareholder's Company and/or HealthWorld as a whole.

                           1.4.2.3  subject to Section 1.4.1, vacation, medical,
insurance and other benefits and perquisites consistent with past practice.

                  1.4.3 HealthWorld shall adopt a Stock Option Plan allowing for the grant of qualified and non-qualified stock options, shares of stock and stock appreciation rights to eligible employees in the discretion of the Compensation Committee of the Board of Directors.

         1.5  Restrictions on Transfer; Registration Rights.

                  1.5.1 The Shareholders shall agree not to sell any of their HealthWorld shares in any Private Sale without offering the other Shareholders of the seller's Company a first right of refusal to purchase such shares and the Shareholders of the other Companies a second right of refusal to purchase such shares.

                           1.5.1.1  "Private Sales" include all transfers other
than (1) sales of stock pursuant to sales of stock in a broker's transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, on the National Association of Securities Dealers Automated Quotation system or any other national securities exchange or other public market on which the HealthWorld stock is traded, (2) sales pursuant to an offering effected

--------
1 Based on the rate of exchange of 1.6 between USD per BPS.




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pursuant to an effective registration statement filed with the SEC ("Secondary
Offering"), (3) transfers in connection with the merger or consolidation of HealthWorld or sale of all or substantially all of its assets, and (4) permitted transfers to certain immediate family members and other relatives.

                  1.5.2 The Shareholders may not participate in any Secondary Offering prior to the first anniversary of the Effective Date. Thereafter, they shall have "piggyback" registration rights only to the extent permitted by the underwriter(s) managing any such offering. The Shareholders will have no "demand" registration rights.

                  1.5.3 In addition, the Shareholders will agree not to sell any of their HealthWorld Shares for a period of two (2) years following the Offering.

         1.6  Representations, Warranties and Indemnities.

                  1.6.1 The Shareholders and their respective Companies will jointly and severally make such representations and warranties regarding the business and affairs of the Companies and otherwise as are customary in transactions of a similar nature. The representations and warranties will survive the Effective Date for a period of two years.

                  1.6.2 After the Effective Date, the Shareholders will be solely liable for, and shall indemnify HealthWorld against, any loss arising from the breach of any such representations and warranties.

                  1.6.3 On the Effective Date the Shareholders will release all claims they may have against the Companies for liabilities arising prior to the Effective Date (other than accrued benefits and salary owed in accordance with normal payroll practice).

                  1.6.4 The Definitive Reorganization Agreements will contain such other terms and conditions as are customary in transactions of a similar nature.

         1.7  Professional Advisers.

                  1.7.1 Todtman, Young, Tunick, Nachamie, Hendler & Spizz, P.C. will act as United States legal counsel to GHBM and HealthWorld in connection with the Reorganization and Offering, and will be primarily responsible for drafting the Definitive Reorganization Agreements and the Registration Statement.


                  1.7.2 ______________________ will act as legal counsel to
Milton for the purpose of negotiating the Definitive Reorganization Agreements. In addition they shall advise Milton on issues effecting Milton in the Registration Statement and public offering, said advising fees shall be capped at $15,000.00.

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                  1.7.3 A worldwide accounting firm will prepare the Financial
Statements and any related projections, and shall be retained as accountants by HealthWorld after the Offering.

2. Prompt Response to Requests for Information. The parties acknowledge that time is of the essence in attempting to simultaneously accomplish the Reorganization and Offering. Each party therefore agrees to prepare and provide, promptly upon request of the other party (and of its respective professional advisers), any documents and financial statements reasonably related to the negotiation of the terms and conditions of the proposed Reorganization and to the preparation and filing of a Registration Statement by HealthWorld, and otherwise to cooperate with the "due diligence" review of such party's business and financial condition. The parties will also cooperate with, and make their personnel available to the extent reasonably requested by, any underwriter or selling agent in connection with its marketing efforts on behalf of HealthWorld.

         2.1 The parties will prepare and provide financial statements for the 12-month period ending December 31, 1996 and any necessary prior periods as soon as possible after that date so that the accountants can prepare financial statements for such periods on a pro-forma combined basis with regard to all Companies by mid-February, 1997.

         2.2 After the date hereof, each of the parties will prepare and provide to the other respective party and its advisers interim financials on a monthly basis.

3. Conditions to Closing of Reorganization. The consummation of the Reorganization will be subject to the execution and delivery of the Definitive Reorganization Agreements and other necessary documentation and other appropriate conditions, including:

         3.1 the receipt of all approvals of all governmental and regulatory authorities having jurisdiction over any party to the Reorganization, to the extent any such approvals shall be necessary to consummate the Reorganization and the Offering;

         3.2 approval of the Board of Directors and, if necessary, the shareholders of each party to the Reorganization;

         3.3 no actual or anticipated statutory, regulatory or judicial prohibition to the Reorganization;


         3.4 a satisfactory legal, business, and financial review of each party to the Reorganization;

         3.5 no material adverse change in the financial condition or business of any party to the Reorganization;



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         3.6      subject to Section 4, the Registration Statement having been declared effective by the SEC by the Effective Date.

4. Deadlines. If the Definitive Reorganization Agreements have not been executed and delivered by 6:00 p.m. New York time on December 31, 1996 ("Drop Dead Date"), then the obligation of the parties to go forward with negotiations shall terminate unless extended in writing by mutual agreement. In addition, the Definitive Reorganization Agreements will provide that, unless extended in writing by mutual agreement, they shall terminate and be of no further force and effect if the Registration Statement has not been declared effective by the SEC by the Effective Date.

5. Suspension of Negotiations. By execution of this letter, each party hereto agrees to suspend any discussions or negotiations with any third party concerning any merger, acquisition, sale of a controlling interest in, or sale of all or substantially all the assets, of such party, unless such party in good faith believes that (i) the third party would be willing to participate in the Reorganization and Offering on substantially the same terms set forth herein, and (ii) that the inclusion of the third party in the Reorganization and Offering would be advantageous to HealthWorld; provided, that if by 6:00 p.m. New York time on the Drop Dead Date, the parties have not executed and delivered the Definitive Reorganization Agreements then each party may resume any discussions or negotiations that would be otherwise prohibited by this Section 5; but further provided, that if the Definitive Reorganization Agreements are executed by the Drop Dead Date, the parties shall continue to suspend any prohibited discussions or negotiations unless by 6:00 p.m. New York time on the Effective Date, the SEC has not declared the Registration Statement to be effective or the Reorganization has not been consummated, in which case each party may resume such discussions or negotiations.

6. Confidentiality. Until the Drop Dead Date, and thereafter, if the Definitive Reorganization Agreements have been signed, until the Effective Date, each party at all times will hold and cause its employees and advisors to hold in confidence all documents and information concerning the other parties hereto which have been or will be furnished in connection with the transactions contemplated hereby, except as may be necessary to facilitate negotiations with any prospective underwriter of shares in HealthWorld or any regulatory agency or authority (including the SEC). If such transactions are not consummated, such confidence will be maintained, except to the extent such information (a) was previously known to the receiving party prior to disclosure by the disclosing party, (b) is in the public domain through no fault of the receiving party, (c) is lawfully acquired by the receiving party from a third party under no obligation of confidence to the disclosing party, or (d) is required by law to be disclosed. Such documents and information will not be used to the detriment of the disclosing party otherwise in any manner and all documents, materials and other written information provided by the disclosing party to the receiving party, including all copies and extracts thereof, will be returned to the disclosing party promptly upon written request.


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7.       Expenses.

         7.1 Each party will be responsible for the payment of its respective expenses and professional fees incurred in connection with and allocable to the negotiation and preparation of the Definitive Reorganization Agreements.

         7.2 Although it is anticipated that all costs, fees, and expenses (including the fees and expenses of HealthWorld's, Milton's and GHBM's attorneys, accountants, financial consultants and other advisers) arising in connection with or allocable to the Offering will be paid or reimbursed from the proceeds of the Offering, the Companies shall make any necessary cash advances, and if the Offering is for any reason abandoned, withdrawn or otherwise unsuccessful, they will share such costs, fees and expenses in the proportion that the aggregate number of shares the Shareholders of each Company would own in HealthWorld upon the consummation of the Reorganization bears to the total number of shares the Shareholders of all Companies would own in HealthWorld upon the consummation of the Reorganization. If any Company and its Shareholders terminate their participation in the Reorganization and Offering, such Company shall remain liable under this Section 7.2 for all costs, fees and expenses incurred through the effective date of their termination.

8. Publicity/Regulatory Reports. All regulatory reports, permit applications and filings, and all press releases, announcements or other publicity pertaining to the Reorganization and Offering will be in mutually agreeable form, subject to any applicable regulatory requirements.

9. Brokers/Finders. Mutual representations and cross-indemnifications will be made concerning any obligation to pay brokers or finders fees in connection with the transactions contemplated hereby, however the parties are unaware of any obligation to Brokers or finders in connection with the transaction contemplated herein.

10. Governing Law. This letter of intent shall be governed by and construed in accordance with the laws of the State of New York, U.S.A., without giving effect to any requirements thereof which might otherwise cause the application of the law of another jurisdiction.

11. No Binding Obligation. Except as otherwise provided herein, in paragraphs 2, 4, 5, 6 and 7, this letter is intended to serve only as a mutual expression of the intentions of the parties, and the parties shall not be legally obligated with respect to the Reorganization or the Offering unless and until formal Definitive Reorganization Agreements in mutually satisfactory form are agreed upon, approved by the respective Boards of Directors (and, if necessary, shareholders) of the Companies, and executed and delivered by the Companies and all of the Shareholders, whereupon the provisions of the Definitive Reorganization Agreements will supersede this letter.


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12.      Counterparts.  This letter may be signed in two or more counterparts, each of which shall constitute an original, and all of which together shall constitute one and the same agreement.

         Please indicate your acceptance of this letter of intent by signing four copies of the signature page of this letter and returning them to us at our New York offices by hand, courier service or facsimile prior to 6:00 p.m. New York time on November 6, 1996. This offer will expire if not accepted by you before then. If you accept this offer, we will distribute fully executed original counterparts of this letter to each accepting party.

                                Very truly yours,

                                GIRGENTI, HUGHES, BUTLER
                                 & MCDOWELL, INC.

                                By:/s/ Steven Girgenti
                                   --------------------------------------
                                         Steven Girgenti, President

                                /s/ Steven Girgenti
                                -----------------------------------------
                                STEVEN GIRGENTI, individually

ACCEPTED AND AGREED:

THE MILTON GROUP

By:/s/ Les Milton
   ---------------------------------
       Les Milton, President

/s/ Les Milton
   ---------------------------------
    LES MILTON, individually



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                    GIRGENTI, HUGHES, BUTLER & MCDOWELL, INC.
                           100 Avenue of the Americas
                            New York, New York 10013

                                  July 24, 1997

Milton Marketing Group Limited
1 Thames Street
Windsor, Berkshier SL4

         Re:  Proposed Reorganization and Public Offering - Letter of Intent

Dear Sirs:

         Reference is made to that certain Letter of Intent ("Letter of Intent") dated November 14, 1996 between Girgenti, Hughes, Butler & McDowell, Inc. ("GHB&M") and The Milton Group ("Milton") relating to a proposed Reorganization and Offering, as defined therein. All references to Milton and The Milton Group in this letter shall mean Milton Marketing Group Limited and its subsidiaries.

         Section 4 of the Letter of Intent provides that the obligations of GHB&M and Milton under the Letter of Intent shall terminate if the Definitive Reorganization Agreements (as defined in the Letter of Intent) are not executed and delivered by 6:00 p.m. (New York time) on December 31, 1996 ("Drop Dead Date"), unless extended in writing by mutual agreement. As you are aware, the Drop Dead Date has been extended several times, most recently to May 1, 1997, pursuant to the February 28, 1997 amendment to the Letter of Intent.

         In light of the fact that the most recent Drop Dead Date has lapsed, please indicate your agreement to extend to the "Drop Dead Date" to 5:00 p.m. (New York time) on November 30, 1997, by signing four copies of this letter, retaining two copies for your records and returning the other two executed copies to our counsel, Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022, by August 5, 1997.

                                          Very truly yours,

                                          GIRGENTI, HUGHES, BUTLER &
                                            MCDOWELL, INC.

                                          By:  /s/ Steven Girgenti
                                               ---------------------------------
                                                   Steven Girgenti, President

                                                /s/ Steven Girgenti
                                                --------------------------------
                                                STEVEN GIRGENTI, Individually

ACCEPTED AND AGREED:


MILTON MARKETING GROUP LIMITED

By:  /s/ Les Milton
   ---------------------------------
      Les Milton, President

/s/ Les Milton
---------------------------------
LES MILTON, Individually